UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Intermix Media, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

298 412 10 7

(CUSIP Number)

Rodi Guidero

VantagePoint Venture Partners

1001 Bayhill Drive,

Suite 300 San Bruno, CA 94066

(650) 866-3100

with a copy to:

Richard Vernon Smith

Orrick, Herrington & Sutcliffe LLP

405 Howard Street

San Francisco, CA 94105

(415) 773-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 18, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.298 412 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VP ALPHA HOLDINGS IV, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,911,575

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,911,575

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,911,575

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.7%**

14.	Type of Reporting Person (See Instructions) OO

**  Based on 41,756,204 shares deemed outstanding, including: (i) 1,750,000 shares to be issued to VP Alpha Holdings IV, LLC (“VP Alpha LLC”) upon full conversion of the Series B Convertible Preferred Stock owned by VP Alpha LLC  (ii) 3,786,575 shares to be issued to VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P. (together, the “Series C Funds”) upon full conversion of the Series C Convertible Preferred Stock owned by the Funds (iii) 1,325,000 shares to be issued to VP Alpha LLC upon full conversion of the Series C-1 Convertible Preferred Stock held by VP Alpha LLC as described herein, and (iv) 3,050,000 shares of Common Stock owned by VP Alpha LLC.  There are 34,894,629 shares of Common Stock outstanding as reported for June 24, 2005 in the Form 10-K filed by the Issuer for the period ended March 31, 2005.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VANTAGEPOINT VENTURE ASSOCIATES IV, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,911,575

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,911,575

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,911,575

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.7%**

14.	Type of Reporting Person (See Instructions) OO

**  Based on 41,756,204 shares deemed outstanding, including: (i) 1,750,000 shares to be issued to VP Alpha Holdings IV, LLC (“VP Alpha LLC”) upon full conversion of the Series B Convertible Preferred Stock owned by VP Alpha LLC  (ii) 3,786,575 shares to be issued to VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P. (together, the “Series C Funds”) upon full conversion of the Series C Convertible Preferred Stock owned by the Funds (iii) 1,325,000 shares to be issued to VP Alpha LLC upon full conversion of the Series C-1 Convertible Preferred Stock held by VP Alpha LLC as described herein, and (iv) 3,050,000 shares of Common Stock owned by VP Alpha LLC.  There are 34,894,629 shares of Common Stock outstanding as reported for June 24, 2005 in the Form 10-K filed by the Issuer for the period ended March 31, 2005.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VANTAGEPOINT VENTURE PARTNERS IV (Q), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,911,575

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,911,575

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,911,575

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.7%**

14.	Type of Reporting Person (See Instructions) OO

**  Based on 41,756,204 shares deemed outstanding, including: (i) 1,750,000 shares to be issued to VP Alpha Holdings IV, LLC (“VP Alpha LLC”) upon full conversion of the Series B Convertible Preferred Stock owned by VP Alpha LLC  (ii) 3,786,575 shares to be issued to VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P. (together, the “Series C Funds”) upon full conversion of the Series C Convertible Preferred Stock owned by the Funds (iii) 1,325,000 shares to be issued to VP Alpha LLC upon full conversion of the Series C-1 Convertible Preferred Stock held by VP Alpha LLC as described herein, and (iv) 3,050,000 shares of Common Stock owned by VP Alpha LLC.  There are 34,894,629 shares of Common Stock outstanding as reported for June 24, 2005 in the Form 10-K filed by the Issuer for the period ended March 31, 2005.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VANTAGEPOINT VENTURE PARTNERS IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,911,575

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,911,575

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,911,575

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.7%**

14.	Type of Reporting Person (See Instructions) OO

**  Based on 41,756,204 shares deemed outstanding, including: (i) 1,750,000 shares to be issued to VP Alpha Holdings IV, LLC (“VP Alpha LLC”) upon full conversion of the Series B Convertible Preferred Stock owned by VP Alpha LLC  (ii) 3,786,575 shares to be issued to VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P. (together, the “Series C Funds”) upon full conversion of the Series C Convertible Preferred Stock owned by the Funds (iii) 1,325,000 shares to be issued to VP Alpha LLC upon full conversion of the Series C-1 Convertible Preferred Stock held by VP Alpha LLC as described herein, and (iv) 3,050,000 shares of Common Stock owned by VP Alpha LLC.  There are 34,894,629 shares of Common Stock outstanding as reported for June 24, 2005 in the Form 10-K filed by the Issuer for the period ended March 31, 2005.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VANTAGEPOINT VENTURE PARTNERS IV PRINCIPALS FUND, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,911,575

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,911,575

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,911,575

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.7%**

14.	Type of Reporting Person (See Instructions) OO

**  Based on 41,756,204 shares deemed outstanding, including: (i) 1,750,000 shares to be issued to VP Alpha Holdings IV, LLC (“VP Alpha LLC”) upon full conversion of the Series B Convertible Preferred Stock owned by VP Alpha LLC  (ii) 3,786,575 shares to be issued to VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P. (together, the “Series C Funds”) upon full conversion of the Series C Convertible Preferred Stock owned by the Funds (iii) 1,325,000 shares to be issued to VP Alpha LLC upon full conversion of the Series C-1 Convertible Preferred Stock held by VP Alpha LLC as described herein, and (iv) 3,050,000 shares of Common Stock owned by VP Alpha LLC.  There are 34,894,629 shares of Common Stock outstanding as reported for June 24, 2005 in the Form 10-K filed by the Issuer for the period ended March 31, 2005.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JAMES D. MARVER

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,911,575

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,911,575

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,911,575

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.7%**

14.	Type of Reporting Person (See Instructions) OO

**  Based on 41,756,204 shares deemed outstanding, including: (i) 1,750,000 shares to be issued to VP Alpha Holdings IV, LLC (“VP Alpha LLC”) upon full conversion of the Series B Convertible Preferred Stock owned by VP Alpha LLC  (ii) 3,786,575 shares to be issued to VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P. (together, the “Series C Funds”) upon full conversion of the Series C Convertible Preferred Stock owned by the Funds (iii) 1,325,000 shares to be issued to VP Alpha LLC upon full conversion of the Series C-1 Convertible Preferred Stock held by VP Alpha LLC as described herein, and (iv) 3,050,000 shares of Common Stock owned by VP Alpha LLC.  There are 34,894,629 shares of Common Stock outstanding as reported for June 24, 2005 in the Form 10-K filed by the Issuer for the period ended March 31, 2005.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ALAN E. SALZMAN

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,911,575

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,911,575

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,911,575

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.7%**

14.	Type of Reporting Person (See Instructions) OO

**  Based on 41,756,204 shares deemed outstanding, including: (i) 1,750,000 shares to be issued to VP Alpha Holdings IV, LLC (“VP Alpha LLC”) upon full conversion of the Series B Convertible Preferred Stock owned by VP Alpha LLC  (ii) 3,786,575 shares to be issued to VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P. (together, the “Series C Funds”) upon full conversion of the Series C Convertible Preferred Stock owned by the Funds (iii) 1,325,000 shares to be issued to VP Alpha LLC upon full conversion of the Series C-1 Convertible Preferred Stock held by VP Alpha LLC as described herein, and (iv) 3,050,000 shares of Common Stock owned by VP Alpha LLC.  There are 34,894,629 shares of Common Stock outstanding as reported for June 24, 2005 in the Form 10-K filed by the Issuer for the period ended March 31, 2005.

This Amendment No. 4 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on July 25, 2003 (the “Original Statement”) by (1) VP Alpha Holdings IV, L.L.C., (2) VantagePoint Venture Associates IV, L.L.C., (3) James D. Marver and (4) Alan E. Salzman, relating to Intermix Media, Inc. (formerly eUniverse, Inc.) a Delaware corporation (the “Issuer”), Amendment No. 1 to the Original Statement, filed on October 31, 2003 (the “First Amended Statement”), Amendment No. 2 to the Original Statement, filed on April 23, 2004 (the “Second Amended Statement”) and Amendment No. 3 to the Original Statement, filed on September 30, 2004 (the “Third Amended Statement”).  The Third Amended Statement, as amended hereby, is referred to herein as the “Fourth Amended Statement.”

Item 1.    Security and Issuer

No additions to Item 1 of the Third Amended Statement.

Item 2.    Identity and Background

Item 2 of the Third Amended Statement is hereby amended and supplemented by adding the following correction thereto:

Alan E. Salzman is a citizen of Canada.

Item 3.    Source and Amount of Funds or Other Consideration.

No additions to Item 3 of the Third Amended Statement.

Item 4.    Purpose of Transaction.

Item 4 of the Third Amended Statement is hereby amended and supplemented by adding the following thereto:

VP Alpha Holdings IV, LLC, VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P. (collectively, the “VantagePoint Funds”) entered into a Stockholder Voting Agreement (the “Voting Agreement”), dated as of July 18, 2005, with Fox Interactive Media, Inc. (“Fox”) and News Corporation (“News”) pursuant to which the VantagePoint Funds agreed to vote all issued and outstanding securities of the Issuer, owned of record or beneficially by the VantagePoint Funds as of the date of the Voting Agreement and those acquired by the VantagePoint Funds between the date of the Voting Agreement and the Expiration Time (as defined under Item 6 of this Amendment No. 4), in favor of the adoption of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 18, 2005, among Fox, Project Ivory Acquisition Corporation, a Delaware corporation (“Merger Sub”), News Corporation (solely with respect to certain parts thereto) and the Issuer, and the transactions contemplated thereby, as more fully described under Item 6 of this Amendment No. 4.  Pursuant to the Merger Agreement, Fox agreed to acquire the Issuer for approximately $580 million in cash, or the equivalent of $12 per common share of Issuer.

Item 5.    Interest in Securities of the Issuer.

Item 5 of the Third Amended Statement is hereby amended and supplemented as follows:

(a), (b) and (c)

Each of the Reporting Persons is the beneficial owner of, and shares the power to vote and the power to dispose of, (i) 1,750,000, or approximately 97%, of the issued and outstanding shares of Series B (currently convertible into 1,750,000 shares of the Issuer’s Common Stock), (ii) 3,786,575 or 100% of the issued and outstanding shares of Series C (currently convertible into 3,786,575 of the Issuer’s Common Stock), (iii) 1,325,000 or 100% of the shares of Series C-1 (currently convertible into 1,325,000 shares of the Issuer’s Common Stock), and (ii) 3,050,000 shares of the Issuer’s Common Stock.  This aggregates to 9,911,575 shares or approximately 23.7% of the deemed issued and outstanding shares of Issuer’s Common Stock  (based upon the full conversion to Common Stock of the Series

B, Series C and Series C-1 shares deemed beneficially owned by each of the Reporting Persons and the direct ownership of 3,050,000 shares of Common Stock).

VP Alpha Holdings IV, L.L.C. received 25,000 shares of Series C-1 Preferred Stock on December 31, 2004,  25,000 shares of Series C-1 Preferred Stock on March 31, 2005 and 25,000 shares of Series C-1 Preferred Stock on June 30, 2005 as quarterly dividends paid by the Issuer.

On March 9, 2005, VantagePoint Venture Partners IV (Q), L.P., L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P. converted an aggregate of 1,973,425 shares of Series C Preferred Stock to Common Stock and distributed those shares to limited partners of those funds.

(d) and (e).

Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Third Amended Statement is hereby amended and supplemented as follows:

Pursuant to the Voting Agreement, the VantagePoint Funds have agreed, prior to the Expiration Time (as defined below), at any meeting of the stockholders of the Issuer and in any written action by consent of stockholders of the Issuer, to vote those shares of the Issuer's stock listed on Schedule I to the Voting Agreement (x) in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger, (y) against any action, proposal, transaction or agreement that is intended to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or of any VantagePoint Fund under the Voting Agreement, and (z) except as otherwise agreed to in writing in advance by Fox, against the following actions or proposals (other than the transactions contemplated by the Merger Agreement):  (i) any extraordinary corporate transaction, such as a merger, share exchange, arrangement, reorganization, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Issuer or any of its respective Subsidiaries (as defined in the Merger Agreement); (ii) any approval or consent regarding any Acquisition Proposal (as defined below); (iii) any change in Persons (as defined below) who constitute the board of directors of the Issuer; and (iv) any other action or proposal involving the Issuer or any of its Subsidiaries that, to the knowledge of such VantagePoint Fund,  is intended, or could reasonably be expected, to prevent, impede, interfere with, materially delay, postpone or materially adversely affect the transactions contemplated by the Merger Agreement. Pursuant to the Voting Agreement, the VantagePoint Funds have delivered to Fox a proxy, irrevocably appointing Fox, or any designee of Fox, as the sole and exclusive attorneys and proxies of the VantagePoint Funds, with full power of substitution and resubstitution, to vote and exercise all voting rights with respect to such securities of the Issuer covered by the Voting Agreement and in accordance with the terms of the Voting Agreement.

Under the terms of the Voting Agreement, the “Expiration Time” means the earliest to occur of: (a) the date of termination of the Merger Agreement, (b) the agreement of the parties to terminate the Voting Agreement, (c) the Effective Time (as defined in the Merger Agreement) or (d) January 18, 2006.

The Voting Agreement provides that Fox will indemnify each of the VantagePoint Funds and each of its members, Affiliates (as defined in the Voting Agreement), partners, and their respective directors, managing directors, members, partners, attorneys, representatives, officers, and employees (the “Indemnified Parties”), against any payments made or payable by any Indemnified Party in respect of (i) costs and expenses (including reasonable attorneys’ fees) incurred, (ii) judgments, fines, losses, amounts paid in settlement, claims, penalties and damages incurred or suffered and (iii) liabilities incurred, in each case, by any Indemnified Party, arising by reason of the VantagePoint Funds entering into and performing the Voting Agreement.

During the period commencing on the date of the Voting Agreement and continuing until the termination of the Voting Agreement (the “Voting Period”), each of the VantagePoint Funds has agreed to, and has agreed not to authorize any of its Subsidiaries or controlled Affiliates and to use commercially reasonable efforts not to permit any of its, its Subsidiaries’ or its Affiliates’ directors, officers, employees, agents or representatives to, directly or indirectly, (i) solicit, initiate or knowingly facilitate or encourage an Acquisition Proposal (as defined below), (ii) furnish or disclose to any Third Party (as defined below) non-public information (or afford access to any of the properties, assets, books or records relating to the Issuer or any of its Subsidiaries) with respect to or in furtherance of or which would reasonably be likely to lead to an Acquisition Proposal, (iii) negotiate or engage in substantive discussions with any Third Party with respect to an Acquisition Proposal or (iv) enter into any agreement or agreement in principle with respect to an Acquisition Proposal.

Under the terms of the Voting Agreement, “Acquisition Proposal” means any inquiry, proposal or offer relating to (i) the acquisition of more than 25% of the outstanding shares of capital stock or any other voting securities of the Issuer by any Third Party, (ii) a merger, consolidation, business combination, reorganization, share exchange, sale of assets, recapitalization, liquidation, dissolution or similar transaction which would result in any Third Party acquiring 25% or more of the fair market value of the assets of the Issuer and its Subsidiaries, taken as a whole (including capital stock of Subsidiaries of the Issuer), (iii) any other transaction which would result in a Third Party acquiring 25% or more of the fair market value of the assets of the Issuer and its Subsidiaries, taken as a whole (including capital stock of Subsidiaries of the Issuer), immediately prior to such transaction (whether by purchase of assets, acquisition of stock of a Subsidiary or otherwise) or (iv) any combination of the foregoing.

Under the terms of the Voting Agreement, “Third Party” means any individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (each, a “Person”) other than Fox and its Subsidiaries and Affiliates.

The foregoing summary is qualified by reference to the text of the Voting Agreement, a copy of which is filed herewith as Exhibit 21.

Item 7.    Material to be filed as Exhibits.

The following shall be added after the last exhibit in Item 7:

1.2  Joint Filing Agreement, dated July 19, 2005

21.  Stockholder Voting Agreement, dated July 18, 2005

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 19, 2005

VP ALPHA HOLDINGS IV, L.L.C.
VANTAGEPOINT VENTURE PARTNERS IV, L.P.
By: VantagePoint Venture Associates IV, L.L.C.		By: VantagePoint Venture Associates IV, L.L.C.
its Managing Member		Its General Partner

By:	/s/ Alan E. Salzman	By:	/s/ Alan E. Salzman
Name: Alan E. Salzman,		Name: Alan E. Salzman,
Managing Member		Managing Member

VANTAGEPOINT VENTURE ASSOCIATES IV,
L.L.C.		VANTAGEPOINT VENTURE PARTNERS IV
PRINCIPALS FUND, L.P.
By:	/s/ Alan E. Salzman	By: VantagePoint Venture Associates IV, L.L.C.
Name: Alan E. Salzman,		Its General Partner
Managing Member
		By:	/s/ Alan E. Salzman
Name: Alan E. Salzman,
VANTAGEPOINT VENTURE PARTNERS IV (Q),		Managing Member
L.P.
By:	VantagePoint Venture Associates IV, L.L.C.,	/s/ James D. Marver
Its General Partner		James D. Marver

By:	/s/ Alan E. Salzman	/s/ Alan E. Salzman
Name: Alan E. Salzman,		Alan E. Salzman
Managing Member

INDEX TO EXHIBITS

Exhibit No.	Description

1.2	Joint Filing Agreement, dated July 19, 2005

21.	Stockholder Voting Agreement, dated July 18, 2005